VERVE VENTURES INC.


From:
Leslie Clitheroe
President and CEO
Verve Ventures Inc.
33 Turnberry Drive
Wilmslow, Cheshire
SK92QW


AMENDMENT #3

Re: Form S-1 filed February 18, 2011

To Whom It May Concern:

On behalf of Verve Ventures Inc. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated March 1, 2011 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

Registration Statement on Form S-1

Exhibit 23.1

     1) The Exhibit 23.1 has been re-issued with the correct date of the audit.

Verve Ventures Inc


/s/ Leslie Clitheroe
------------------------------
Leslie Clitheroe, CEO